SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                         TENDERCARE INTERNATIONAL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    74961F108
                                 (CUSIP Number)

                                  Edward Reiss
                           Co-Chief Executive Officer
                         TENDERCARE INTERNATIONAL, Inc.
                             3925 North Hastings Way
                              Eau Claire, WI 54703
                                 (715) 833.1750

            (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of the Persons
                             Filing this Statement)

                                  March 2, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 3d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 74961F108
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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Edward Reiss
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [v]
                                                          (b)  [ ]
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     3   SEC USE ONLY
--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:* PF
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             American
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             1,227,116(1)
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        1,227,116(1)
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           1,227,116(1)
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [v]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           16.5%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:*                       IN
--------------------------------------------------------------------------------
(1) Includes 3,792 shares held by Mr. Reiss in trust for his daughter.

            THIS SCHEDULE 13D is filed jointly be Edward Reiss ("Mr. Reiss") and Brenda Schenk ("Ms. Schenk"). In this Schedule 13D, Mr. Reiss and Ms. Schenk are sometimes individually referred to as a "Reporting person" and collectively referred to as the "Reporting Person." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the transaction described in item 4 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of common stock of TenderCare International, Inc. (the "issuer") beneficially owned by the other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.


Item  1.    Security and issuer.

            Common Stock, par value $0.01 (the "Common Stock")

            TenderCare International, Inc.
            3925 North Hastings Way
            Eau Claire, Wisconsin 54703

Item 2.     Identity and Background.

            (a)   Edward Reiss
                  Brenda Schenk

            (b) The principal business office of both Mr. Reiss and Ms. Schenk is:

                  TenderCare International, Inc.
                  3925 North Hastings Way
                  Eau Claire, Wisconsin 54703

            (c) Mr. Reiss and Ms. Schenk are co-Chief Executive Officers of the Issuer.

            (d) During the last five years, neither Mr. Reiss nor Ms. Schenk has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, neither Mr. Reiss nor Ms. Schenk was either a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Both Mr. Reiss and Ms. Schenk are citizens of the United
                  States.

Item 3.     Source and Amount of funds or Other Considerations.

            (a) The Reporting Persons may purchase additional shares of Common Stock through privately negotiated and/or open market transactions for investment purposes. Each of the Reporting Persons plans to finance any such purchases with their respective personal funds.

Item 4.     Purpose of Transaction.

            (a) Acquisitions of Common Stock made by Mr. Reiss and Ms. Schenk described in this Schedule 13D were made for investment purposes. The Reporting Persons reserve the right to acquire additional shares of Common Stock or to dispose of all or some of their shares of the Common Stock through privately negotiated and/or open market transactions or to pursue other types of strategic transactions involving the Issuer.

            (b)   Not applicable.

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                                                                               4

            (c)   Not applicable.

            (d)   Not applicable.

            (e)   Not applicable.

            (f)   Not applicable.

            (g)   Not applicable.

            (h)   Not applicable.

Item 5.     Interest in Securities of Issuer.

            (a)-(b) Information concerning the amount and percentage of shares of Common Stock beneficially owned by the Reporting persons is set forth below:

                                                                             Shared
                                                                            Voting and         Aggregate          Percentage of
                                                  Sole Voting and          Dispositive         Beneficial          Outstanding
            Reporting Person                     Dispositive Power            Power            Ownership             Shares
            ----------------                     -----------------         -----------         ----------         -------------

            Edward Reiss                            1,227,116(1)                0              1,227,116(1)          16.5%(1)

            Brenda Schenk                           2,780,221                   0              2,780,221             37.3%

            (1)   Includes 3,792 shares held by Edward Reiss for his daughter.

            (c) Since the most recent filing on Schedule 13D, Mr. Reiss has acquired Common Stock in the following transactions:

                                        Amount of                       How
                  Date of              Securities       Price       Transactions
                  Transaction           Involved       Per Share      Effected
                  -----------          ----------      ---------    ------------

                  February 15, 2007      5,000          $0.40



            (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

                    Exhibit No.                        Title
                    -----------                        -----
                       99.1                    Joint Filing Agreement

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      /s/ Edward Reiss
                                                      ----------------
                    Dated: March 2, 2007                Edward Reiss


                                                      /s/ Brenda Schenk
                                                      -----------------
                    Dated: March 2, 2007                Brenda Schenk